ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated December 3, 2012

Commodities	ETRACS

ETRACS CMCI Total Return

Profile		Ticker: UCI
Underlying Index	UBS Bloomberg CMCI Total Return
Issuer	UBS AG	Key features
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)	Exposure to a portfolio of
CUSIP	902641778	commodity futures through a
Primary Exchange	NYSE Arca	single investment
Initial Trade Date	April 1, 2008	Convenience of an exchange-
Maturity Date	April 5, 2038	traded security
Fee Amount (%)*	0.55% accrued on a daily basis

* Effective November 20, 2012, the Fee Amount is 0.55% per annum, calculated on a daily basis. The Fee Amount applicable to the period from the Initial Trade Date through and including November 19, 2012 is 0.65% per annum, calculated on a daily basis. See “Selected risk considerations” and the disclaimer for more information.

About the ETN

Exchange Traded Access Securities (ETRACS) are innovative new investment products offering easy access to markets and strategies that may not be readily available to individual investors.

The ETRACS CMCI Total Return exchange-traded note is designed to track the performance of the UBS Bloomberg Constant Maturity Commodity Index Total Return (the “Index”), less investor fees.

Maturity weights

Constant maturity weights of future contracts

Source: UBS Investment Bank; as of October 31, 2012

Weights across maturities are determined based on the relative liquidity of the underlying futures contracts.

About the Index

The Index is the first benchmark commodity index to diversify across both commodities and maturities. The Index measures the collateralized returns from a basket of 28 commodity futures contracts representing the energy, precious metals, industrial metals, agricultural and livestock sectors. In addition, the commodity futures contracts are diversified across five constant maturities from three months up to three years. The Index was created in January 2007 and has no performance history prior to that date.

Sector target weights
Energy	36.39%
Industrial Metals	24.88%
Precious Metals	6.25%
Agriculture	28.41%
Livestock	4.06%
Total	100.00%
Source: UBS Investment Bank; as of October 31, 2012

Historical returns

	Since Index Inception
	Total Return	Annualized Return	3 Months*	6 Months*	1 Year*	3 Years*
CMCI Total Return	23.49%	3.68%	0.29%	-1.68%	-1.72%	6.27%
DJ-UBS Total Return	- 8.55%	-1.52%	-0.96%	1.08%	-4.44%	2.77%
S&P GSCI® Total Return	-13.83%	-2.52%	0.59%	-5.77%	-1.45%	3.07%
Rogers Total Return	7.77%	1.29%	0.77%	-3.22%	-1.93%	5.54%

Historical results for the period from January 1, 2007 through October 31, 2012.
Source: UBS Investment Bank, publicly available data.
*	Returns shown for periods less than one year are total returns during that period and returns for periods greater than one year are annualized total returns. Historical information presented is as of October 31, 2012 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees.
As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

The graph illustrates the historical total returns of the Index from January 1, 2007 through October 31, 2012 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Benefits of investing in UCI

Exposure to a portfolio of commodity futures through a single investment.

Selected risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your principal — The Securities are fully exposed to any decline in the level of the Index. You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the Fee Amount applicable to your ETRACS ETNs. The Index is volatile and subject to a variety of market forces, some of which are described below. The Index Ending Level is therefore unpredictable. Commodity prices may change unpredictably, affecting the prices of the commodities underlying the exchange-traded futures contracts comprising the Index and, consequently, the value of the ETRACS ETNs.
–	Limited performance history — The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in January 2007. As a result, the Index has a limited performance history, and it is uncertain how the Index will perform. In addition, while the Index is intended to represent a benchmark for commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market.
–	Market risk — The return on the ETRACS ETNs, which may be positive or negative, is directly linked to the performance of the Index, which is based on a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.
–	Credit of UBS — The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ETRACS ETNs and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.
–	Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the commodity sectors underlying the Index.
–	A trading market for the ETRACS ETNs may not develop — Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the Securities may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange.
–	No interest payments from the ETRACS ETNs — You will not receive any interest payments on the ETRACS ETNs.
–	No direct exposure to fluctuations in foreign exchange rates — The value of your ETRACS ETNs will not be adjusted to compensate for exchange rate fluctuations between the U.S. dollar and each of the other currencies in which the futures contracts composing the Index are quoted. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the ETRACS ETNs, you will not receive any additional payment or incur any reduction in the payment at maturity, call or early redemption.
–	Minimum Redemption Amount — You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement.
–	Uncertain tax treatment — Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	UBS’s Contingent Call Right — UBS may elect to redeem all outstanding ETRACS ETNs on or after April 4, 2013 as described under “Specific Terms of the Securities — UBS Call Right” in the ETRACS Prospectus.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-387 2275	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: etracs.com

1The issuer credit rating as of October 31, 2012 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC. (http://www.sipc.org/) An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (1-877-387-2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services, Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. “UBS Bloomberg Constant Maturity Commodity Index” and “CMCI” are service marks of UBS and/or Bloomberg. Patent pending. “Dow Jones”, “DJ-UBS Commodity Index” and “DJ-UBSCISM” are service marks of Dow Jones & Company Inc. and UBS AG, as the case may be. Other marks may be trademarks of their respective owners. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg.

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